Exhibit 99.12

PRESS RELEASE

United States: TotalEnergies Starts Up in Texas a 380 MW
Utility-Scale Solar Power Plant with Battery Storage

Paris / Houston, October 24, 2023 – TotalEnergies has started commercial operations of Myrtle Solar, its utility-scale operated solar farm in the United States.

Located south of Houston, Texas, Myrtle has a capacity of 380 megawatts peak (MWp) of solar production and 225 MWh of co-located batteries. With 705,000 ground-mounted photovoltaic panels installed over an area equivalent to 1,800 American football fields, Myrtle produces enough green electricity to cover the equivalent consumption of 70,000 homes.

70% of Myrtle’s capacity will supply green electricity to the Company’s industrial plants in the U.S. Gulf Coast region. It is part of the Company’s “Go Green” Project, which will enable the Company to cover, by 2025, the power needs and curtail the Scope 1+2 emissions of its industrial sites in Port Arthur and La Porte in Texas, and Carville in Louisiana.

The remaining 30% of Myrtle’s capacity will supply green electricity to Kilroy Realty, a publicly traded real estate company, under a 15-year corporate power purchase agreement (CPPA) indexed on merchant prices.

In addition to the photovoltaic installations, the solar power plant also features battery energy storage equipment to meet the need for grid stabilization. With a total capacity of 225 MWh, this storage is made of 114 high-tech Energy Storage Systems (ESS) containers designed and assembled by TotalEnergies' affiliate Saft, which develops cutting-edge industrial batteries.

The Myrtle project, which benefits from the IRA (Inflation Reduction Act) Tax Credit mechanisms, will positively contribute to TotalEnergies’ Integrated Power’s profitability target of 12%.

“We are very proud to start up Myrtle, TotalEnergies’ largest-to-date operated utility-scale solar farm with storage in the United States. This startup is another milestone in achieving our goal to build an integrated and profitable position in Texas, where ERCOT is the main electrical grid operator. Besides, the project will enable the Company to cover the power needs of some of its biggest U.S. industrial sites with electricity from a renewable source,” said Vincent Stoquart, Senior Vice President, Renewables at TotalEnergies. “Given the advantages that IRA tax exemptions are generating, we will continue to actively develop our 25 GW portfolio of projects in operation or development in the United States, to contribute to the Company’s global power generation target of more than 100 TWh by 2030.”

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*Myrtle was initially developed by SunChase Power and Eolian

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TotalEnergies in the U.S

Operating in the United States since 1957, TotalEnergies is focused on identifying opportunities to meet growing energy needs while reducing carbon emissions. With a presence in more than 30 U.S. states, the Company is developing an integrated portfolio combining 25 GW of operated and non-operated solar and wind projects, storage, and trading. It is also the number one U.S. exporter of LNG, a critical partner for intermittent renewable energies.

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. In 2022, TotalEnergies generated more than 33 TWh of electricity, and had a gross renewable electricity generation installed capacity of 17 GW. TotalEnergies will continue to expand this business to grow its power generation to more than 100 TWh by 2030, with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).